 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Press Release

On February 11, 2026, Skyline Builders Group Holding Limited (the “Company”) issued a press release announcing the pricing of a private placement. Copy of the press release is being filed as Exhibit 99.1 to this Form 6-K.

Exhibits.

The following exhibit is being filed herewith:

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated February 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: February 11, 2026	By:	/s/ Ngo Chiu Lam
	Name:	Ngo Chiu, LAM
	Title:	Chairman of the Board, Chief Executive Officer and Director

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